ABLEAUCTIONS.COM, INC.

Information on Marketable Securities

(3 pages)

Type	Value	% of Portfolio
Cash	$1,029,089	12.29
Bonds	$3,787,429	45.22
Notes	$2,271,592	27.12
Money Market Funds	$243,228	2.90
Income Trusts	$943,398	11.26
Equities	$101,361	1.21
	$8,376,098

Income Trust	Value	% of Income Trust
Real Estate	$219,222	23.24
Business	$169,266	17.94
Energy	$343,872	36.45
Diversified	$211,037	22.37
	$943,398

Type	Description	Cost

Cash	Cash	$ 1,290,089

Money Market Investments	CDA T Bill USD 24 Jan	$ 83,825.28
	CDA T Bill USD 27 Jan	$ 159,508.80
	Franklin Temp. T-Bill	$ (127.44)

Fixed Income - Short Term Notes	Bank of Nova Scotia Bankers Accept.	$ 386,512.77
	CIBC Bankers Accept.	$ 1,346,003.09
	GE Funding Discount Note	$ 997,938.00

Fixed Income - Bonds	Provincial Bond - Nova Scotia	$ 1,066,600.00
	Provincial - British Columbia	$ 759,681.75
	Deposit Note - Royal Bank of Canada	$ 1,015,400.00
	Bond - GMAC	$ 498,320.00
	Bond - Mid Term Notes - Greater Toronto Airport	$ 199,788.00
	Provincial Bond - Ontario	$ 1,012,700.00

Type	Description	Cost
Income Trust - Real Estate	Cdn. Reit Trust	$ 38,579.74
	Chartwell Housing	$ 26,253.40
	H&R Reit	$ 36,701.27
	Riocan Reit	$ 37,377.38
	Summit Reit	$ 36,585.92
	Retirement Residences	$ 43,410.12
	Innvest Real Estate Trust	$ 44,597.11
$ -
Type	Description	Cost
Income Trust - Business	Livingston International	$ 89,403.55
	Centerplate Inc. Units	$ 114,055.20

Type	Description	Cost
Income Trust - Energy	Primewest Energy	$ 41,207.03
	Nav. Energy	$ 25,000.00
	Activenergy Income Trust	$ 300,000.00
	Viking Energy Trust	$ 47,127.46

Type	Description	Cost
Income Trust - Diversified	Diversified Income Trust	$ 75,000.00
	Mydas Fund	$ 40,993.40
	Select 50 S-1	$ 137,673.54

Equities	S&P/TSX Reit	$ 24,778.20
	S&P/TSX 60 Cap.	$ 23,626.97
	S&P/TSX Inf.	$ 25,021.41
	S&P/TSX Gold	$ 24,707.85
	S&P/TSX Fin. Index	$ 23,701.85

	Total Value US $	$ 8,376,098.95